[redacted]

13014315

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

RECEIVED MAR 19 2013

| SEC FILE NUMBER |
|---|
| 8-45380 |

BB 3/22

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PORTFOLIO RESOURCES GROUP, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 BRICKELL AVENUE - SUITE 903
(No. and Street)

| MIAMI | FLORIDA | 33131 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANTONIO CAMEJO (305) 372-0299
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FINKELSTEIN BROWN NEMET & ROTHCHILD, P.A.
(Name – *if individual, state last, first, middle name*)

| 8211 W. BROWARD BLVD. - SUITE 370 | PLANTATION | FLORIDA | 33324 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

BB 3/22

# OATH OR AFFIRMATION

I, **ANTONIO CAMEJO**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **PORTFOLIO RESOURCES GROUP, INC.**, as of **DECEMBER 31**, 20**12**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

**SEE ATTACHED LIST**

SHARON L. VERNON
MY COMMISSION EXPIRES August 28, 2014
#EE 014322
Bonded thru Notary Public Underwriters
NOTARY PUBLIC, STATE OF FLORIDA

Notary Public

Signature

**PRESIDENT**

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# PORTFOLIO RESOURCES GROUP, INC.

## REPORT

## DECEMBER 31, 2012

Finkelstein
Brown
Nemet
& Rothchild, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

# PORTFOLIO RESOURCES GROUP, INC.

## REPORT

## DECEMBER 31, 2012

| | |
|---|---|
| LVG131104 | James Brewer Carias and Carmen Elena Sosa Brewer |
| LND131170 | Inversiones Sosabas |
| LVG131252 | Capital Management Resources |
| LND131220 | Briceno & Asociados |
| LND133010 | Welsher Enterprises S.A. |
| LND135727 | Juan I. Sosa |
| LND131576 | Juan Ignacio Sosa and Maria Elena Vera |
| LND131634 | Cristina Elena Sosa |
| LND902398 | Juan Sosa Vera |
| LND131493 | Venequip Corp. S.A. |
| LND231780 | Venequip Agro |
| LVG131716 | Capital Management Resources |
| PRX591139 | Investment Resources International, Inc. |
| PRX591147 | Portfolio Resources Advisor Group, Inc. |
| PRX902054 | Jose and Olga Maraver |
| PRX902005 | Antonio and Nora Camejo |
| LND132681 | Pinto Enterprises, Ltd. |

PORTFOLIO RESOURCES GROUP, INC.

CONTENTS


| | |
|---|---|
| INDEPENDENT AUDITOR'S REPORT | 1 - 2 |
| STATEMENT OF FINANCIAL CONDITION | 3 |
| STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY | 4 |
| STATEMENT OF OPERATIONS | 5 |
| STATEMENT OF CASH FLOWS | 6 |
| NOTES TO FINANCIAL STATEMENTS | 7 - 10 |
| SUPPLEMENTARY INFORMATION | |
| Computation of Net Capital Per Uniform Net Capital Rule 15c 3-1 | 11 |
| Computation for Determination of Reserve Requirements Pursuant to Rule 15c 3-3 | 11 |
| Reconciliation of Computation of Net Capital Per Uniform Net Capital Rule 15c 3-1 to Company's Corresponding Unaudited Form X-17A-5, Part IIA Filing | 12 |
| Subordinated Debt | 12 |
| REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3 | 13 – 15 |
| INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES | 16 - 17 |

**Finkelstein**
**Brown**
**Nemet**
**& Rothchild, P.A.**
CERTIFIED PUBLIC ACCOUNTANTS

8211 West Broward Blvd. • Suite 370
Plantation, Florida 33324

9595 North Kendall Dr. • Suite 200
Miami, Florida 33176

Broward: (954) 437-0017
Fax: (954) 424-8613
Dade: (305) 595-2727
Fax: (305) 595-4691

Reply to: ☐ Plantation
☐ Miami

# INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Portfolio Resources Group, Inc.

## Report on the Financial Statements

We have audited the accompanying statement of financial condition of Portfolio Resources Group, Inc. as of December 31, 2012 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

## Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

## Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted out audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risk of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Portfolio Resources Group, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with generally accepted accounting principles generally accepted in the United States of America.

**Other Matter**

Our audit was conducted for the purposes of forming an opinion on the financial statements as a whole. The information contained on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in pages 11 and 12 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 11 and 12 is fairly stated in all material respects in relation to the financial statements as a whole.

Finkelstein Brown Nemet + Rothchild, PA

FINKELSTEIN BROWN NEMET & ROTHCHILD, P.A.

Plantation, Florida
February 25, 2013

**PORTFOLIO RESOURCES GROUP, INC.**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2012**

## ASSETS

| | | |
|---|---|---|
| Cash and Cash Equivalent | | $ 63,404 |
| Money Market Funds | | 413,430 |
| Deposit With Clearing Organization | | 100,000 |
| Commissions Receivable | | 141,399 |
| Deferred Tax Asset | | 57,430 |
| Prepaid Expenses | | 43,176 |
| Computer Equipment (Net of Accumulated Depreciation of $8,517) | | 15,257 |
| Furniture and Fixtures (Net of Accumulated Depreciation of $63,893) | | 71,427 |
| Office Equipment (Net of Accumulated Depreciation of $47,998) | | 17,616 |
| Leasehold Improvement (Net of Accumulated Depreciation of $866) | | 6,256 |
| | | $ 929,395 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| LIABILITIES: | | |
| Accounts Payable and Accrued Expenses | | $ 299,814 |
| Commissions Payable | | 95,246 |
| Deferred Income Taxes Payable | | 14,275 |
| | | 409,335 |
| | | |
| COMMITMENTS AND CONTINGENCIES (SEE NOTE 2) | | |
| | | |
| STOCKHOLDERS' EQUITY: | | |
| Common Stock - 1,000,000 Shares Authorized $1 Par Value; 73,100 Shares Issued and Outstanding | $ 82,025 | |
| Preferred Stock – 100,000 Shares of Series A Preferred Shares $1 Par Value; 100,000 Shares Issued and Outstanding | 100,000 | |
| Paid-In Capital | 258,350 | |
| Treasury Stock - At Cost 8,925 Shares | (26,247) | |
| Retained Earnings | 105,932 | 520,060 |
| | | $ 929,395 |

See Accompanying Notes

# PORTFOLIO RESOURCES GROUP, INC.
## STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
## FOR THE YEAR ENDED DECEMBER 31, 2012

| | COMMON STOCK | PREFERRED STOCK | PAID-IN CAPITAL | TREASURY STOCK | RETAINED EARNINGS | TOTAL |
|---|---|---|---|---|---|---|
| SHAREHOLDERS' EQUITY JANUARY 1, 2012 | $ 82,025 | $ 0 | $ 258,350 | $ (26,247) | $ 261,259 | $ 575,387 |
| PREFERRED STOCK ISSUED | | 100,000 | | | | 100,000 |
| (LOSS) | | | | | (155,327) | (155,327) |
| SHAREHOLDERS' EQUITY DECEMBER 31, 2012 | $ 82,025 | $ 100,000 | $ 258,350 | $ (26,247) | $ 105,932 | $ 520,060 |

See Accompanying Notes

**PORTFOLIO RESOURCES GROUP, INC.**
**STATEMENT OF OPERATIONS**
**FOR THE YEAR ENDED DECEMBER 31, 2012**

| | | |
|---|---|---|
| REVENUES: | | |
| Principal Transactions | | $ 373,819 |
| Commission Income | | 1,001,224 |
| Service Fee Income | | 1,026,975 |
| | | 2,402,018 |
| OPERATING EXPENSES | | 2,612,058 |
| LOSS FROM OPERATIONS | | (210,040) |
| OTHER INCOME (EXPENSES): | | |
| Interest Income | | 9,910 |
| LOSS BEFORE PROVISION FOR INCOME TAX | | (200,130) |
| PROVISION FOR INCOME TAX: | | |
| Current | $ (5,600) | |
| Deferred | (39,203) | (44,803) |
| LOSS | | $ (155,327) |

See Accompanying Notes

# PORTFOLIO RESOURCES GROUP, INC.
## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2012

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | |
| Loss | $ (155,327) |
| Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities: | |
| Depreciation | 25,316 |
| Adjustments to Reconcile Income to Net Cash Provided By Operating Activities: | |
| Decrease in Accounts Payable | (18,233) |
| Increase in Commissions Receivable From Broker | (50,179) |
| Decrease in Prepaid Expense | 27,111 |
| Decrease in Commissions Payable | (24,748) |
| Increase in Deferred Tax Liability | 1,062 |
| Increase in Deferred Tax Asset | (40,265) |
| Decrease in Deposit With Clearing | 75,000 |
| Net Cash Used by Operating Activities | (160,263) |
| CASH FLOW FROM INVESTING ACTIVITIES: | |
| Purchase of Equipment | (13,115) |
| Net Cash Used by Investing Activities | (13,115) |
| CASH FLOW FROM FINANCING ACTIVITIES: | |
| Principal Payment on Capital Lease Obligation | (7,790) |
| Net Cash Used By Financing Activities | (7,790) |
| DECREASE IN CASH | (181,168) |
| CASH BALANCE - JANUARY 1, 2012 | 658,002 |
| CASH BALANCE - DECEMBER 31, 2012 | $ 476,834 |
| CASH PAID DURING YEAR FOR: | |
| Interest | $ 3,312 |

DISCLOSURE OF ACCOUNTING POLICY:

For purposes of the statement of cash flows, the Company considers cash in bank accounts, interest-bearing deposits in banks and money market funds that are immediately available without material amount of penalty to be cash.

NON-CASH TRANSACTIONS:

Loan from Shareholder was converted to Preferred Stock in 2012. Total was $100,000.

See Accompanying Notes

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES:

The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the Florida Division of Securities as a broker/dealer. Consequently, its record keeping is in accordance with the rules and regulations prescribed by these agencies.

The Company is subject to the "Net Capital Rule" of the Securities and Exchange Commissions which require that the "Aggregate Indebtedness" as defined, shall not exceed fifteen times "Net Capital", as defined. At December 31, 2012 the Company's Net Capital was $249,252 and the "Required Net Capital", as defined, was $100,000. The ratio of "Aggregate Indebtedness" to "Net Capital" was 164.22%. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

INCOME TAXES:

Income taxes are provided for the tax effects of the transactions reported in the financial statements.

MONEY MARKET FUNDS:

These consists of a money market account held by the Company's carrying broker. This account is shown at its market value.

FIXED ASSETS:

The Company's fixed assets are stated at cost. Repairs and maintenance are charged to expense as incurred. Upon disposition of fixed assets, if any, the related assets and accumulated depreciation are removed from the accounts and any gain or loss credited or charged to income. For financial reporting, fixed assets are depreciated using the straight-line Depreciation expense, for financial statement purposes, as of December 31, 2012 was $25,316.

ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

SUBSEQUENT EVENTS:

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosures through February 25, 2013, the date the financial statements were available to be issued.

As a result of a FINRA audit, the Company agreed to a monetary sanction of $25,000 in early 2013. This sanction was a result of the Company overcharging $4,673 due to commission errors in twelve accounts over a five year period. Restitution plus interest was made to clients. No further action was brought against the Company.

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES (CON'T):

PREFERRED STOCK ISSUED:

The company authorized to issue 100,000 shares of Preferred Stock, par value $1.00 per share which it designated as Series A Preferred Stock. The Series A Preferred Stock shall accumulate a dividend of 3% per Annum from funds legally available for distribution, have no conversion rights to Common Stock, have no voting rights except with respect to matters pertaining to the rights and preferences at such Preferred Stock, be redeemable at par by the Company after one year and by shareholder at any time after 5 years and have preference over common stock upon liquidation.

NOTE 2 COMMITMENTS AND CONTINGENCIES:

The Company is an introducing broker and clears all transactions with and for customers on a fully disclosed basis with Pershing, LLC. The Company instructs all customers to transmit funds and securities to such clearing broker/dealer. In connection with this arrangement, the Company is contingently liable for the payment of securities purchased and the delivery of securities sold by customers. The agreement may be canceled by either of the parties hereto upon sixty (60) days written notice or upon 30 days if various net capital requirements are not met.

The Company has an arrangement with Investment Resources International, Inc., an affiliated company, to pay 1% of Human Resources Services and 80% of the cost of staff expenses.

NOTE 3 RELATED PARTY TRANSACTIONS:

EXPENSES:

Included in operating expenses is $579,573 for staff expenses and Human Resources Services paid to an affiliated company, Investment Resources International, Inc. The companies are related by common ownership.

NOTE 4 CONCENTRATION OF RISK:

A significant portion of the Company's customers are located in Venezuela and Israel.

NOTE 5 INCOME TAXES:

Income tax expense has been computed at the statutory rates applicable during the year. Deferred Income Taxes are provided for certain expenses which are recognized in different periods for tax and financial reporting purposes. The temporary differences that give rise to the deferred tax liability is depreciation. The temporary differences that gives rise to the deferred tax asset is a net operating loss of $205,033. The net operating loss is to be carried forward until 2031.

The components of taxes on income as of December 31, 2012 are as follows:

| | |
|---|---|
| Current Tax Benefit: | |
| Federal | $ (6,881) |
| State | 1,281 |
| | $ (5,600) |
| Deferred Tax Expenses: | |
| Federal | $ (30,212) |
| State | (8,991) |
| | $ (39,203) |
| Provision for Income Tax | $ (44,803) |

NOTE 6 OPERATING LEASE:

The Company entered into an eight year operating lease on February 2006 for office space expiring in 2014. The Company occupied the space as of August 18, 2006. The company amended the lease agreement to include additional office space on January 2012 expiring January 2017. The monthly payment is $10,507.00 which represents base rent and sales tax. The future minimum rental payments due under the lease for the year ended December 31, are as follows:

| | |
|---|---|
| 2013 | 121,950 |
| 2014 | 126,202 |
| 2015 | 129,988 |
| 2016 | 133,887 |

For 2012 rent expense amounted to $133,602.

The Company entered into a five year operating lease on November 2011 for a copier expiring December 2016. The monthly payment is $363 which represents base rent and sales tax. The future minimum lease payments due under the lease for the year ending December 31, are as follows:

2013 through 2016 $4,356

As part of the operating lease for office space the landlord requires a $25,000 letter of credit which is fulfilled by the Company with a Certificate of Deposit at Intercredit Bank having a current balance of $33,279 and included in Statement of Financial Condition Cash and Cash Equivalent.

NOTE 7 CASH AND CASH EQUIVALENT:

Included in money market funds is $238,829 which is restricted deposits of broker's escrow account. The Company withholds and deposits into this account 5% of gross commissions, typically up to $50,000, although risk evaluations and deposits may vary by broker, as escrow to cover for errors, omissions and customer claims resulting from actions of the broker and not of the Company or its employees.

SUPPLEMENTARY INFORMATION

**PORTFOLIO RESOURCES GROUP, INC.**
**COMPUTATION OF NET CAPITAL PER**
**UNIFORM NET CAPITAL RULE 15c 3-1**
**DECEMBER 31, 2012**

| | | |
|---|---|---|
| CREDITS: | | |
| Shareholders' Equity | | $ 520,060 |
| | | |
| DEBITS: | | |
| Prepaid Expenses | | 43,176 |
| Property, Plant & Equipment | | 110,556 |
| Deferred Tax Asset | | 57,430 |
| Intercredit C.D. | | 32,342 |
| Brokers Receivables | | 6,368 |
| Accounts Receivable | | 1,250 |
| Due From NFS | | 11,065 |
| | | 262,187 |
| NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION | | 257,873 |
| | | |
| Haircuts on Securities Position: | | |
| Money Market Fund | $ 3,492 | |
| Brokers Guarantee | 4,777 | |
| Short Position | 25 | |
| Foreign Currency | 327 | 8,621 |
| NET CAPITAL | | 249,252 |
| | | |
| MINIMUM NET CAPITAL REQUIREMENT: | | |
| 6 2/3% of Aggregate Indebtedness of $409,335 or $100,000, whichever is greater | | 100,000 |
| | | |
| EXCESS NET CAPITAL | | $ 149,252 |
| | | |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | | 164.22% |
| | | |
| SCHEDULE OF AGGREGATE INDEBTEDNESS: | | |
| Accounts Payable & Accrued Expenses | | 299,814 |
| Commissions Payable | | 95,246 |
| Deferred Income Tax Payable | | 14,275 |
| | | $ 409,335 |

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

The Company claims an exception from Rule 15c3-3 under the following sections:

(K) (2) (B) - All customers transactions are cleared through another broker/dealer, Pershing, LLC, on a fully-disclosed basis.

See Accompanying Accountants' Report

**PORTFOLIO RESOURCES GROUP, INC.**
**RECONCILIATION OF COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c 3-1 TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA FILING**
**DECEMBER 31, 2012**

| | |
|---|---|
| NET CAPITAL PER COMPUTATION | $ 249,252 |
| Adjustments: | |
| Haircut on Foreign Currency | 314 |
| Deferred Income Taxes | 1,062 |
| Leases Payable | 583 |
| Due From NFS | 11,065 |
| NET CAPITAL PER COMPUTATION INCLUDED IN THE COMPANY'S UNAUDITED FORM X-17A-5 PART IIA FILING | $ 262,276 |

SUBORDINATED DEBT

The Company did not have subordinated debt as of December 31, 2012 or at any time during the year then ended.

See Accompanying Accountants' Report

**Finkelstein**
**Brown**
**Nemet**
**& Rothchild, P.A.**
CERTIFIED PUBLIC ACCOUNTANTS

8211 West Broward Blvd. • Suite 370
Plantation, Florida 33324

9595 North Kendall Dr. • Suite 200
Miami, Florida 33176

Broward: (954) 437-0017
Fax: (954) 424-8613
Dade: (305) 595-2727
Fax: (305) 595-4691

Reply to: ☐ Plantation
☐ Miami

## REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Portfolio Resources Group, Inc.

In planning and performing our audit of the financial statements of Portfolio Resources Group, Inc., as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

To the Board of Directors
Portfolio Resources Group, Inc.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, records, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

To the Board of Directors
Portfolio Resources Group, Inc.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Finkelstein Brown Nemet & Rothchild, PA

FINKELSTEIN BROWN NEMET & ROTHCHILD, P.A.
February 25, 2013

**Finkelstein**
**Brown**
**Nemet**
**& Rothchild, P.A.**
CERTIFIED PUBLIC ACCOUNTANTS

8211 West Broward Blvd. • Suite 370
Plantation, Florida 33324

9595 North Kendall Dr. • Suite 200
Miami, Florida 33176

Broward: (954) 437-0017
Fax: (954) 424-8613
Dade: (305) 595-2727
Fax: (305) 595-4691

Reply to: ☐ Plantation
☐ Miami

## INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
Portfolio Resources Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Portfolio Resources Group, Inc. and the Securities and Exchange Commission, Financial Industry Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Portfolio Resources Group, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Portfolio Resources Group, Inc,'s management is responsible for the Portfolio Resources Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in general ledger noting no differences.

2. Compared the amounts reported on the audited X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with working trial balances used as working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and supporting the adjustments noting no differences.

To the Board of Directors
Portfolio Resources Group, Inc.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Finkelstein Brown Nemet & Rothchild, P.A.

FINKELSTEIN BROWN NEMET & ROTHCHILD, P.A.
February 25, 2013